Exhibit 99.5

S9197081 MEETING TYPE: MEETING DATE: RECORD DATE; CONTROL NO: ACCOUNT NO: PROXY DEPOSIT DATE: KEEGAN RESOURCES INC. (THE "COMPANY' ) SPECIAL MEETING TUESDAY, FEBRUARY 19, 2013 AT 4:30 PM PST JANUARY 16, 2013 123456789123CUID: T123 CSS 123456789 WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. GO TO: WWW.PROXYVOTE.COM Your 12-digit contfoi number is located above. 1 You may enter your voting inductions by telephone at: English: 1-800-474-7493 oi French: 1-800-474-7501 Youi 1-dig it control number is located above.  This voting instruction form may be letumer) by mail in the 905-507-7793 Of 514-281-8911. SHAWN WALLACE, OR FAILING HIM, GREG MCCUNN if you wish 10 attend the meeting or designate another person to attend. vote and act on your behalf at the meeting, or any adjournment thereof, other than the person(s) specified above, print your name or the name of tHE person Ant n01ng the meeting on the appointee line below. 0100 000100100 00 00 000000000702212345678912310852138 "SEE VOTING INSTRUCTIONS ON REVERSE* (FILL IN ONLY ONE EOX PER ITEM IN BLACK OR BLUE INK) VOTING RECOMMENDATIONS ARE INDICATED BY IHWiimiilHillSf OVER THE BOXES (FILL IN ONLY ONE BOX "OPT PER ITEM !N BLACK OR BLUE INK) TO APPROVE, WITH OR WITHOUT VARIATION, A SPECIAL RESOLUTION, THE FULL TEXT IE] AGAINST OF WHICH IS SET FORTH IN APPENDIX B TO THE ACCOMPANYING JOINT MANAGEMENT INFORMATION CIRCULAR OF THE COMPANY AND PMI GOLD CORPORATION ("PMI"; DATED JANUARY l T, 2013 (THE INFORMATION CIRCULAR "l. TO APPROVE: THE ISSUANCE, OR RESERVATION FOR ISSUANCE, AS THE CASE MAY BE, BY THE COMPANY, PURSUANT TO THE ARRANGEMENT AGREEMENT DATED DECEMBER 5, 2012 BETWEEN PMI AND THE COMPANY (THE "ARRANGEMENT AGREEMENT"), OF 89,767,038 COMMON SHARES OF THE COMPANY, REPRESENTING 105.57% OF THE TOTAL ISSUED AND OUTSTANDING SHARES OF THE COMPANY AS AT THE DATE OF THE INFORMATION CIRCULAR AND BEING THE NUMBER COMMON SHARES OF THE COMPANY NECESSARY TO GIVE EFFECT TO THE ARRANGEMENT [AS DEFINED IN THE ARRANGEMENT AGREEMENT); THE ADOPTION OF NEW ARTICLES OF THE COMPANY. THE FULL TEXT OF WHICH IS SET FORTH IN APPENDIX M TO THE INFORMATION CIRCULAR: AND EFFECTIVE AS OF THE EFFECTIVE TIME (AS DEFINED IN THE ARRANGEMENT AGREEMENT) OR AS SOON AS POSSIBLE THEREAFTER, THE CHANGE OF NAME OF THE COMPANY FROM "KEEGAN RESOURCES INC." TO "A5ANK0 GOLD INC". all as more particularly described in the information circular. TO APPROVE, WITH OR WITHOUT VARIATION, AN ORDINARY RESOLUTION, THE FULL |Q3 AGAixsr TEXT OF WHICH IS SET FORTH IN APPENDIX B TO THE INFORMATION CIRCULAR, TO APPROVE THE ADOPTION OF ANEWSHARE OPTION PLAN OF THE COMPANY, THE fULL  TEXT Of WHICH IS SET FORTH IN APPENDIX It TO THE INFORMATION CIRCULAR, ALL AS MORE PARTICULARLY DESCRIBED IN THE INFORMATION CIRCULAR. THE FOREGOING RESOLUTION WILL ONLY BE EFFECTIVE, AND WILL NOT BE IMPLEMENTED, UNLESS THE KEEGAN ARRANGEMENT RESOLUTION SET FORTH ABOVE, THE FULL TEXT Of WHICH IS SET FORTH IN APPENDIX B TO THE INFORMATION CIRCULAR. IS APPROVED. TO APPROVE, WITH OR WITHOUT VARIATION. AN ORDINARY RESOLUTION, THE FULL E33 waiiliT TEXT Of WHICH IS SET FORTH IN APPENDIX B TO THE INFORMATION CIRCULAR. TO APPROVE THE ADOPTION OF A PERFORMANCE RIGHTS PLAN OF THE COMPANY, THE C3 FULL TEXT OF WHICH IS SET FORTH IN APPENDIX L TO THE INFORMATION CIRCULAR, ALL AS MORE PARTICULARLY DESCRIBED IN THE INFORMATION CIRCULAR. THE FOREGOING RESOLUTION WILL ONLY BE EFFECTIVE, AND WILL NOT BE IMPLEMENTED, UNLESS THE KEEGAN ARRANGEMENT RESOLUTION SET FORTH ABOVE, THE FULL TEXT OF WHICH IS SET FORTH IN APPENDIX B TO THE INFORMATION CIRCULAR, IS APPROVED. VOTE USING VOUR MOBILE DATA DEVICE SUCH AS SMART PHONES AND TABLETS AT PTIOXYVOTE.COM. *NOTE* THIS VOTING INSTRUCTION FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF -NOTE* THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING MANAGEMENT PROXY CIRCULAR.